Exhibit 99.1

ADC Therapeutics Announces Publication Highlighting the Potential of Camidanlumab Tesirine (Cami) as a Novel Immuno-oncology Approach for Solid Tumor Cancers

Preclinical study published in the Journal for ImmunoTherapy of Cancer supports continued evaluation of CD25-targeted ADC in Phase 1b clinical trial in selected advanced solid tumors

Lausanne, Switzerland, September 10, 2020 – ADC Therapeutics SA (NYSE: ADCT), a late clinical-stage oncology-focused biotechnology company pioneering the development and commercialization of highly potent and targeted antibody drug conjugates (ADCs) for patients with hematological malignancies and solid tumors, today announced that preclinical data related to camidanlumab tesirine (Cami, formerly ADCT-301) has been published in the Journal for ImmunoTherapy of Cancer, the online journal of the Society for Immunotherapy of Cancer, in a paper titled, “CD25-targeted antibody-drug conjugate depletes regulatory T cells and eliminates established syngeneic tumors via antitumor immunity.”

The study evaluated the antitumor activity of a pyrrolobenzodiazepine (PBD) dimer-based, CD25-targeted ADC, either alone or in combination with a checkpoint inhibitor, in CD25-negative syngeneic colon cancer models that exhibit tumor infiltration of CD25-expressing regulatory T cells (Tregs). Data demonstrated that single low doses of the CD25-targeted ADC resulted in potent and durable antitumor activity against established CD25-negative solid tumors with infiltrating Tregs, both as a monotherapy and in combination with an anti-PD1 checkpoint inhibitor.

Patrick van Berkel, Ph.D., Senior Vice President of Research and Development at ADC Therapeutics, said, “CD25 is expressed on Tregs that infiltrate the local tumor environment. We were pleased to see that our CD25-targeted ADC depleted CD25-expressing Tregs and not only showed strong anti-tumor activity as a monotherapy in preclinical models, but it also enhanced the activity of anti-PD1 treatment in these models. This study provides proof of concept for a new application of ADCs as immunotherapeutic agents and supports the continued evaluation of Cami in our ongoing Phase 1b clinical trial in patients with selected advanced solid tumors. We look forward to advancing the exploration of Cami as a novel immune-oncology approach for the treatment of solid tumors.”

For information about the company’s Phase 1b clinical trial of Cami in solid tumors, visit www.clinicaltrials.gov (identifier NCT03621982).

About Camidanlumab Tesirine (Cami)

Camidanlumab tesirine (Cami, formerly ADCT-301) is an antibody drug conjugate (ADC) comprised of a monoclonal antibody that binds to CD25 (HuMax®-TAC, licensed from Genmab A/S), conjugated to the pyrrolobenzodiazepine (PBD) dimer payload, tesirine. Once bound to a CD25-expressing cell, ADCT-301 is internalized into the cell where enzymes release the PBD-based warhead killing the cell. This applies to CD25-expressing tumor cells, and also to CD25-expressing Tregs. The intra-tumoral release of its PBD warhead may also cause bystander killing of neighboring tumor cells and PBDs have also been shown to induce immunogenic cell death. All these properties of Cami may enhance immune-mediated anti-tumor activity. Cami is being evaluated in a pivotal Phase 2 clinical trial in patients with relapsed or refractory Hodgkin lymphoma (HL), as well as in a Phase 1a/1b clinical trial in patients with relapsed or refractory HL and non-Hodgkin lymphoma and a Phase 1b clinical trial in solid tumors.

About ADC Therapeutics

ADC Therapeutics SA (NYSE:ADCT) is a late clinical-stage oncology-focused biotechnology company pioneering the development and commercialization of highly potent and targeted antibody drug conjugates (ADCs) for patients with hematological malignancies and solid tumors. The Company develops ADCs by applying its decades of experience in this field and using next-generation pyrrolobenzodiazepine (PBD) technology to which ADC Therapeutics has proprietary rights for its targets. Strategic target selection for PBD-based ADCs and substantial investment in early clinical development have enabled ADC Therapeutics to build a deep clinical and research pipeline of therapies for the treatment of hematological and solid tumor cancers. The Company has multiple PBD-based ADCs in ongoing clinical trials, ranging from first in human to pivotal Phase 2 clinical trials, in the USA and Europe, and numerous preclinical ADCs in development.

Loncastuximab tesirine (Lonca, formerly ADCT-402), the Company’s lead product candidate, has been evaluated in a 145-patient pivotal Phase 2 clinical trial for the treatment of relapsed or refractory diffuse large B-cell lymphoma (DLBCL) that showed a 48.3% overall response rate (ORR), which exceeded the target primary endpoint. Camidanlumab tesirine (Cami, formerly ADCT-301), the Company’s second lead product candidate, is being evaluated in a 100-patient pivotal Phase 2 clinical trial for the treatment of relapsed or refractory Hodgkin lymphoma (HL) after having shown an 86.5% ORR in HL patients in a Phase 1 clinical trial. The Company is also evaluating Cami as a novel immuno-oncology approach for the treatment of various advanced solid tumors.

ADC Therapeutics is based in Lausanne (Biopôle), Switzerland and has operations in London, the San Francisco Bay Area and New Jersey. For more information, please visit https://adctherapeutics.com/ and follow the Company on Twitter and LinkedIn.

Forward-Looking Statements

This press release contains statements that constitute forward-looking statements. All statements other than statements of historical facts contained in this press release, including statements regarding our future results of operations and financial position, business strategy, product candidates, research pipeline, ongoing and planned preclinical studies and clinical trials, regulatory submissions and approvals, research and development costs, timing and likelihood of success, as well as plans and objectives of management for future operations are forward-looking statements. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including those described in our filings with the U.S. Securities and Exchange Commission. No assurance can be given that such future results will be achieved. Such forward-looking statements contained in this document speak only as of the date of this press release. We expressly disclaim any obligation or undertaking to update these forward-looking statements contained in this press release to reflect any change in our expectations or any change in events, conditions, or circumstances on which such statements are based unless required to do so by applicable law. No representations or warranties (expressed or implied) are made about the accuracy of any such forward-looking statements.

CONTACTS:

Investors
Amanda Hamilton
ADC Therapeutics

amanda.hamilton@adctherapeutics.com

Tel.: +1 917-288-7023

EU Media
Alexandre Müller
Dynamics Group
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Annie Starr
6 Degrees
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